Filed by: American General Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: American General Corporation Commission File No: 001-07981



Dear American General Associate:

I am pleased to inform you that American General and American International Group, Inc. (AIG) have reached a definitive agreement under which AIG will acquire American General, creating the leading insurance and financial services organization in the world. Concurrently, American General, AIG, and Prudential plc have reached an agreement that terminated our previously announced merger agreement with Prudential.

This is a pivotal moment in our company's 75-year history. Over the past five years, American General has achieved exceptional growth, resulting in market-leading positions in each of our businesses -- asset accumulation, life insurance, and consumer lending. Coupled with this growth, we have also created superior value for our shareholders. In joining with AIG, American General's ability to build on these leading positions will be significantly enhanced, which will create even greater opportunity to produce superior returns for shareholders.

Each of you can take pride in the outstanding contributions you have made in building one of the strongest franchises in our industry today. As we work toward completing this transaction, the contributions, teamwork, and commitment of our employees will play a key role in our future success.

Attached is the news release announcing the agreement. Throughout this process, we will continue to share additional information with you as it becomes available. These are exciting times at American General. Thank you for your continued support and dedication.

Best regards,


Bob Devlin


Further information about proxy materials

AIG and American General will be filing a proxy statement/prospectus and other relevant documents concerning the acquisition with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019,
Attention: Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.